EXHIBIT 23.1
CONSENT OF INDEPENDENT AUDITORS
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated October 10, 2006 relating to the statements of revenues and direct operating expenses of the oil and gas properties to be purchased by Endeavour International Corporation from Talisman Resources Limited, in the Prospectus Supplement dated October 10, 2006 incorporated by reference in the Registration Statement (Form S-3 No. 333-130515) of Endeavour International Corporation for the registration of common stock, preferred stock, warrants, units and debt securities up to an aggregate amount of $300,000,000.
Ernst & Young LLP

/s/ Ernst & Young LLP

Aberdeen, Scotland
Date 10 October, 2006